ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

December 14, 2020

Via Edgar

Ms. Kathryn Jacobson

Mr. Robert Littlepage

Mr. Michael C. Foland

Ms. Kathleen Krebs

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Versus Systems Inc.

Registration Statement on Form F-1

Filed November 20, 2020

File No. 333-250868

Ladies and Gentlemen:

On behalf of our client, Versus Systems Inc., a British Columbian corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form F-1 (as amended, the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2020.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated December 7, 2020 (the “Comment Letter”). In addition to addressing the comments received from the Staff, the Company has also revised the Registration Statement in Amendment No. 1 to update other disclosures in the Registration Statement.

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

Securities and Exchange Commission

December 14, 2020

The Company has asked us to convey the following responses to the Staff:

Form F-1 Filed on November 20, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Significant Components of Our Results of Operations, page 32

1.	We note your response to prior comments 4 and 7. In lieu of Cost of Sales and General and Administrative Expense, please revise your presentation to caption such costs as software delivery costs, employee benefit expense and other expense as appropriate. Refer to paragraphs 18 and 102 of IAS 1.

Response:	The Company has complied with the Staff’s request by changing the caption “Cost of Sales” on its Consolidated Statements of Loss and Comprehensive Loss to “Software Delivery Costs” and the caption and “General and Administrative Expense” on its Consolidated Statements of Loss and Comprehensive Loss to “Employee Benefit Expense and Other Expense” in accordance with paragraphs 18 and 103 of IAS 1. See pages 9, 33, 34 and F-39 of Amendment No. 1.

3. Significant Accounting Policies

Revenue Recognition, page F-18

2.	We note your response to prior comment 14 and the description of your services on page 43. Please refer to the guidance in paragraphs 110, 114, 119-126 of IFRS 15 and clearly disclose the nature and timing of your performance obligations, including each distinct performance obligation within the context of your Agreement with HP. Also, please explain to us how you considered allocating any portion of the transaction price associated with each Statement of Work to your stand-ready obligation to develop, host and maintain the supplier service over the three-year term of the agreement with HP.

Response: The Company notes the revenue recognized for the year ended December 31, 2020 was primarily related to a service contract with HP that was performed from March 2019 through July 2019. As the performance period of the statement of work within the contract was for less than 12 months, the Company elected to use the practical expedient available under IFRS 15 paragraph 121 and did not disclose the timing of the specific performance obligation.

The Company performed an analysis in determining how much effort would be needed in order to host and maintain the supplier services over the three-year term and noted that all of the costs to be incurred were fixed costs and that no incremental cost would be incurred after the initial delivery of the service. As a result, none of the transaction price was allocated to the customer support portion of the contract.

Securities and Exchange Commission

December 14, 2020

Notes to the Condensed Interim Consolidated Financial Statements

Significant Accounting Policies

Revenue Recognition, page F-50

3.	We note your response to prior comment 16. The factoring of accounts receivable subject to full recourse would be deemed a financing transaction and should be presented as such in the Balance Sheet and the Statements of Cash Flows. Since you retain substantially all the risks and rewards of ownership of the factored receivable subject to full recourse, derecognition would be inappropriate. Refer to paragraph 3.2.6(b) of IFRS 9 and comply with the disclosure requirements of IFRS 7.42D. Please revise or advise us, citing the pertinent full recourse terms pursuant to the factoring agreement in your response.

Response: The Company notes that the factoring arrangement terminated during the three months ended September 30, 2020. As a result, no balance sheet amount was presented as of September 30, 2020 as all parties were paid in full and the asset was derecognized due to payment in full. In addition, the Company will update the financing section with its consolidated cash flow statement to reflect the approximately $111,759 in factoring cost paid as part of the transaction within its annual consolidated financial statements for the year ending December 31, 2020. See below for the recourse terms note within the agreement:

10) Recourse. Bridgeport shall have immediate and full recourse against the Client for any unpaid and outstanding Acceptable Account or an Invoice or Invoices on an Acceptable Account that are not paid in full by Customer when due for any reason whatsoever. Bridgeport shall have the right to withdraw from and offset to the Reserve the Purchase Price paid plus Bridgeport’s Fee for any such Invoice along with any other fee that may be charged in accordance with this Agreement, which is not fully paid within 90 days from the date of the invoice (the “Eligible Days”). Client hereby agrees and acknowledges that Bridgeport may, at its sole discretion:

(a) leave open unpaid and outstanding Acceptable Account or an Invoice or Invoices on an Acceptable Account beyond the Eligible Days without Bridgeport waiving any rights or remedies granted Bridgeport in the Agreement. Client acknowledges and agrees that Client has no expectation of or right to request Bridgeport to leave open unpaid and outstanding Acceptable Account or an invoice or Invoices on an Acceptable Account beyond the Eligible Days.

Securities and Exchange Commission

December 14, 2020

(b) assume all or part of the credit risk for the Purchase Price of any Invoice or Invoices on an Acceptable Account (the “Factor Risk Invoices”). Factor Risk Invoices shall cover solely a Customer’s insolvency or bankruptcy, and shall not cover any nonpayment of an Invoice: (i) because of the assertion of any claim or dispute by Customer for any reason whatsoever, including, without limitation, disputes as to price, terms of sale, delivery, quantity, quality, or other, or the exercise of any counterclaim or offset (whether or not such claim, counterclaim or offset relates to the specific Factor Risk Invoices); (ii) where nonpayment is a consequence of enemy attack, civil commotion, strikes, lockouts, the act or restraint of public authorities, acts of God or force majeure; or (iii) if any Representations and Warranties of the Client made by Client to Bridgeport in respect of such Factor Risk Invoices has been breached. Client acknowledges and agrees that Client has no expectation of or right to request Bridgeport’s assumption of the credit risk on any Customer. Bridgeport may, from time to time; assign credit limits on a Customer (“Credit Limits”), and Bridgeport may, from time to time, share information regarding Credit Limits with Client. Client hereby acknowledges and agrees that any Credit Limit Bridgeport may assign a Customer: (i) is not an acknowledgment by Bridgeport of Bridgeport’s assumption of Factor Risk Invoices on any Customer; (ii) any such Credit Limit shared with Client is confidential information, and Bridgeport takes no liability for the reliability or accuracy of such Credit Limit ; (iii) is for Bridgeport’s internal use only and does not in any way bind Bridgeport to make advances or grant Credit to Client based upon such amounts and (iv) Client shall not rely on any Credit Limit issued by Bridgeport as a substitute for Client’s own investigations or determination of a Customer’s creditworthiness.

11) Payment of  Account  by the Client Within three (3) Business Days following Bridgeport’s demand for payment, the Client shall pay to Bridgeport the full amount of any unpaid and outstanding Acceptable Account or an Invoice or Invoices on an Acceptable Account. If Bridgeport does not receive full payment thereof within the time provided herein, Bridgeport shall have, in addition to all other remedies provided for under this Agreement, the Guaranty and by law, the right to withdraw from and off-set such amount to future purchases corning due the Client, and to charge-back or sell back the Account to the Client For each item that is charged-back or sold back to Bridgeport, a Charge-Back fee may apply, regardless of the reason for which the charge-back was made. The Charge-Back fee is equal to 15.0000% of the gross original amount of the invoice(s).

The Company has updated its disclosure on page F-50 of Amendment No. 1 to reflect the fact that the receivable was paid in full and the cost incurred by the Company.

*       *       *

As it is the goal of the Company to have the Form F-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of the Registration Statement as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/Eric M. Hellige
Eric M. Hellige

cc:	Craig Finster

Versus Systems Inc.